                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  Schedule 13G
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND
(c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)


                              i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.00025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  465754-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  CUSIP NO. 465754 10 9                               13G                 Page 2 of 10 Pages
-------------------------------                               -------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              SANJIV S. SIDHU
              SS# ###-##-####
------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                         (a) [ ]    (b) [x]
------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
------------------------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                         13,095,000 SHARES OF COMMON STOCK
          NUMBER               -----------------------------------------------------------------------------------------
            OF                 6      SHARED VOTING POWER
          SHARES                         3,355,000 SHARES OF COMMON STOCK
       BENEFICIALLY            -----------------------------------------------------------------------------------------
         OWNED BY              7      SOLE DISPOSITIVE POWER
         REPORTING                       13,095,000 SHARES OF COMMON STOCK
          PERSON               -----------------------------------------------------------------------------------------
           WITH                8      SHARED DISPOSITIVE POWER
                                         3,355,000 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              15,750,000 SHARES OF COMMON STOCK

------------------------------------------------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                      [x]
------------------------------------------------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              48.7% AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
              IN
------------------------------------------------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 465754 10 9                               13G                 Page 3 of 10 Pages
-------------------------------                               -------------------------------------------


------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   SIDHU-SINGH FAMILY INVESTMENTS, LTD.
                   IRS TAXPAYER ID # 75-2645568

------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                         (a) [ ]    (b) [x]
------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   TEXAS
------------------------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
          NUMBER                              3,355,000 SHARES OF COMMON STOCK
            OF                 -----------------------------------------------------------------------------------------
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY                           0
         OWNED BY              -----------------------------------------------------------------------------------------
         REPORTING             7      SOLE DISPOSITIVE POWER
          PERSON                              3,355,000 SHARES OF COMMON STOCK
           WITH                -----------------------------------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                              0
------------------------------------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,355,000 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                             [ ]
------------------------------------------------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.4% AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages



ITEM 1(A)                 NAME OF ISSUER:

                          i2 Technologies, Inc.


ITEM 1(B)                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          909 E. Las Colinas Blvd.
                          16th Floor
                          Irving, Texas  75039


ITEM 2(A)                 NAME OF PERSON FILING:

                          This statement is filed by (i) Sanjiv S. Sidhu and
                          (ii) Sidhu-Singh Family Investments, Ltd., sometimes referred to collectively as the "Sidhu Reporting Group." Mr. Sidhu is the Chairman of the Board and Chief Executive Officer of the Issuer.

                          The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 2(B)                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

                          909 E. Las Colinas Blvd.
                          16th Floor
                          Irving, Texas  75039


ITEM 2(C)                 CITIZENSHIP:

                          Mr. Sidhu is a United States citizen, and Sidhu-Singh Family Investments, Ltd. has its principal place of business in, and is organized under the laws of, the State of Texas.

                                                              Page 5 of 10 Pages




ITEM 2(D)                 TITLE OF CLASS OF SECURITIES:

                          Common Stock, par value $0.00025 per share.


ITEM 2(E)                 CUSIP NUMBER:

                          465754-10-9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                          Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.                   OWNERSHIP.

                          (i)  Sanjiv S. Sidhu;

                                 (a)    Amount Beneficially Owned:  Sanjiv S.
                                        Sidhu is the record owner of 12,395,000
                                        shares of Common Stock as of December
                                        31, 1997 and may be deemed to own
                                        beneficially an additional 4,055,000
                                        shares of Common Stock of which 500,000
                                        shares are held of record by the Kanna
                                        N. Sharma Inter Vivos QTIP, 100,000
                                        shared are held of record by the Nathan
                                        S. Sharma Exempt 1997 Trust, 100,000
                                        shares are held of record by the Stefan
                                        M. Sharma Exempt 1997 Trust
                                        (collectively, the "Trusts") and
                                        3,355,000 shares are held of record by
                                        Sidhu- Singh Family Investments, Ltd.
                                        for which Mr. Sidhu serves as a general
                                        partner.  Mr. Sidhu serves as the sole
                                        trustee of each of the Trusts, and in
                                        such capacity holds the sole power to
                                        vote and dispose of the shares owned by
                                        such Trusts.  Therefore, Mr. Sidhu may
                                        be deemed to own beneficially an
                                        aggregate of 16,450,000 shares of
                                        Common Stock as of December 31, 1997.
                                        Mr. Sidhu disclaims beneficial
                                        ownership of all shares held by the
                                        Trusts.

                                 (b) Percent of Class: 48.7% as of December 31, 1997; such Percent of Class excludes the shares held by the Trusts.

                                 (c)    Number of shares as to which such
                                        person has:

                                                              Page 6 of 10 Pages



                                        (i)   sole power to vote or to direct
                                              the vote:  13,095,000 shares.

                                        (ii)  shared power to vote or to direct
                                              the vote:  3,355,000 shares.

                                        (iii) sole power to dispose or to
                                              direct the disposition of:
                                              13,095,000 shares.

                                        (iv)  shared power to dispose or to
                                              direct the disposition of:
                                              3,355,000 shares.

                          (ii)  Sidhu-Singh Family Investments, Ltd.;

                                 (a)    Amount Beneficially Owned:  3,355,000
                                        shares.

                                 (b) Percent of Class: 10.4% as of December 31, 1997.

                                 (c)    Number of shares as to which such
                                        person has:

                                        (i)   sole power to vote or to direct
                                              the vote:  3,355,000 shares.

                                        (ii)  shared power to vote or to direct
                                              the vote:  0

                                        (iii) sole power to dispose or to direct
                                              the disposition of:  3,355,000
                                              shares.

                                        (iv)  shared power to dispose or to
                                              direct the disposition of: 0


ITEM 5.                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                          Not Applicable.


ITEM 6.                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                          ANOTHER PERSON.

                          Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                          Not Applicable.

                                                              Page 7 of 10 Pages



ITEM 8.                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

                          The Sidhu Reporting Group may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each reporting person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "group" consisting of one or more persons.


ITEM 9.                   NOTICE OF DISSOLUTION OF GROUP.

                          Not Applicable.


ITEM 10.                  CERTIFICATION.

                          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                                              Page 8 of 10 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 17, 1998

                                   /s/Sanjiv S. Sidhu
                                   -------------------------------------------
                                   Sanjiv S. Sidhu



                                   SIDHU-SINGH FAMILY INVESTMENTS, LTD.



                                   By:/s/Sanjiv S. Sidhu
                                      ----------------------------------------
                                      Sanjiv S. Sidhu, General Partner

                                                              Page 9 of 10 Pages




                                 EXHIBIT INDEX

                                                                   Located on
                                                                   Sequentially
Exhibit                  Description of Exhibit                    Numbered Page
-------                  ----------------------                    -------------
Exhibit A        Agreement Relating to Joint Filing of                 10
                              Schedule 13G

                                                             Page 10 of 10 Pages



                                   EXHIBIT A

                     AGREEMENT RELATING TO JOINT FILING OF
                                  SCHEDULE 13G


         The undersigned hereby agree that, without admitting beneficial ownership, a single Schedule 13G (or any amendment thereto) relating to the Common Stock of i2 Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such
Schedule 13G.

Dated: February 17, 1998



                                   /s/Sanjiv S. Sidhu
                                   -------------------------------------------
                                   Sanjiv S. Sidhu



                                   SIDHU-SINGH FAMILY INVESTMENTS, LTD.


                                   By:/s/Sanjiv S. Sidhu
                                      ----------------------------------------
                                      Sanjiv S. Sidhu, General Partner